CLICS®

COLOR. CREATIVITY. TECHNOLOGY.



"FOR YEARS I WAITED FOR THE INDUSTRY TO GIVE ME A SOLUTION, AND IT NEVER CAME."

- LEILANI MACEDO

SALON HAIR COLOR - A $10 BILLION MARKET CHALLENGE, ONE SOLUTION

30% + Waste

$5,000-15,000 of Inventory

Formulation Mistakes

Space Issues

Antiquated Tools

Limited Color Choice



INVENTORY
&
WASTE



MISTAKES



SPACE



WHY?

POOR MEASURING

PRE-MIXED TUBE COLOR







GROUNDBREAKING SOLUTION

::::::::::::

Innovation across seven disciplines

- Reactive Hair Color Chemistry
- Hair Color Packaging
- Robotic IoT Dispensing
- Mobile App
- Optical Sensors
- Neural Net AI
- SaaS Platform



CLICS Unique Compelling Offer

The first *digital hair color studio* for stylists *and pay-per-dispense color-as-a-service for salons*

HOW CLICS WORKS

AUTOMATED CONTROLS + COLOR CHOICE + RECORDED FORMULAS = SAVINGS, CASH FLOW, HAPPY CLIENTS






CLiCS
Apps
Colors
Convert
Create
Starting Level 10N
9.1N
12N
11N
10N
9N



LESS WASTE & INVENTORY + LIMITLESS CREATIVITY + REPEATABILITY = IMPROVED ECONOMIES

EVERYTHING & NOTHING

Revolutionizing the $10 Billion hair color market

1,000,000+

Custom color formulations at your fingertips

ZERO

With CLICS waste is a thing of the past


CLiCS
Apps
Colors
Convert
Create
Starting Level 10N
9.1N
12N
11N
10N
9N
8N
Golden Dusk
Mist
Ruby Shoes
Secret Garden
Red Mist
Ocean Blue

$0

Salon's inventory investment with CLICS

0

The number of IoT color dispensers today

SALON & STYLIST VALUE



The CLICS Difference:

- For Salon Owners
  - Waste Elimination
  - No Inventory or Tied Up Cash
  - No Inventory Management
  - Purchase After Dispense
  - Pin-Based Accounting
- For Stylists (Colorists)
  - More Color Choice
  - Precision Color Design
  - Repeatability
  - Always Available
- Ecological Benefits: Dramatic Improvement for all

CLICS' PRICING

CLICS' salon program pricing is groundbreaking in it's efficiency, simplicity and flexibility. It rewards high producers and incentivizes growth.

DISPENSER PRICING

SETUP FEE (per dispenser)	$500
DAILY LEASE FEE PER DISPENSER	$8.25
LEASE FEE WAIVED (/dispenser)	W/ $500.00 Mo. Purchases
MINIMUM CONTRACT TERM	6 MONTHS
DISCOUNTS FOR VOLUME PURCHASES	10% to 20%

CLICS PLATFORM

DISPENSERS

- 2 Patents issued, 4 Pending
- Mobile app controlled
- 10X more accurate than scales;
- 98% accuracy at 50mg
- 14 sensors
- Proprietary controller
- Triple redundant communications
- Only two moving parts
- Remote monitoring and control
- Unique data collection
- Canisters
  - Cost 38% of tubes
  - Holds four times the color
  - Dispenses virtually 100%
  - Recyclable*

  **1 billion + tubes are being tossed in landfills each year*






CLICS




BIG DATA

AI

9

IP/COMPETITION


INTELLECTUAL
PATENTED
PROPERTY

DISPENSER TECHNOLOGY

- Dye Dispensing System
- Patent Filed in July 2016
- ***Allowed January 2019***
- ***Notice of second allowance***


TM
R

TRADEMARKS

- CLICS ® CLICSColors, ®
- Color. Creativity. Technology™
- Elevating Stylists and Salons ™


URL

URLs

- CLICS.com
- CLICSColors.com
- CLICSAcademy.com



TRADITIONAL HAIR COLOR COMPANIES

- L'Oréal, Henkel, Kao, Goldwell, etc.

- ***Patent pending:***
    - ***Mobile App, Color Algorithms, Sensor, Big Data AI Formulation***

CLICS COLORS®

THE FIRST MIXABLE MEA HAIR COLOR LINE



CLiCS
Y
YELLOW
PROFESSIONAL
HAIR COLOR
240g / 8.6 OZ

Lightener	L							
Base	00							
Naturals	2N	4N	6N	8N	10N	12N		
Light Tones	BB	VB	YO	OR				
Dark Tones	BG	BV	VR	RO	OY			
Prime Tones	B	O	Y	R	G	V		
Lotion	0	20	40	Additives	pH	CB	CL	

MEA is the next generation replacement for ammonia



CLICS MOBILE APP

Mobile APP

- Manage Clients
  - Hair Profile
  - Before and After Pics
  - Client Service Process
  - History
  - Customer Satisfaction
- Color Lab
  - Formula to Color/Color to Formula
  - Leading Competitive Colors
  - Optical Hand Scanner
- Dispenser Queue and History
- Socially Shareable Colors and Apps
- Online Education
- Unique Service Quality Information
- Automated Payment Reporting


CLICS
List Profile Application History
Recent Clients
Karina Ulloa
Carol 'Syrup' Macedo
Gayle Fulbright
Beyonce Knowles
All Clients
Aimee Perkins
Alex 'AJ' Street
Alexandra Walls
Amanda Buffington
Amber Moore
American 'USA Soccer' Outlaws
Amy Winehouse
Audrey Lambert
Beyonce Knowles
Bob Marley
Carol Denson
Carol 'Syrup' Macedo

HIGH RESOLUTION SUPPLY CHAIN

Unique Barcodes Enables Continuous Tracking

- Cans:
  - In pick/pack/ship facility
  - In transit
  - Staged
  - Installed - grams remaining
  - Missing
- Grams and Tones Used:
  - per salon, per stylist, per client, per time period

Supply Chain Benefits

- Consumption patterns
- Color trends
- Production metrics
- Scheduling visibility
- 6-to-1 SKU reduction through mixing and additives


CLiCS
Y
YELLOW
PROFESSIONAL
HAIR COLOR
245g / 8.6 OZ

NEURAL NET AI SOLUTION

- CLICS' Patent Pending Color Matching Engine
  - *Confidence in color formulation*
    - Millions of designable and repeatable colors
    - All competitor colors, as characterized
    - First step to predict tonal variations for all hair types



Hidden layers
Input layer
Output layer
x_1
x_2
x_3
x_m
h_1
h_2
h_3
h_4
h_r
h_k
y_1
y_2
y_3
y_n
W_{mr}
W_{rk}
W_{kn}
Error backpropagation

DISPENSER ECONOMICS

:::::::::::

Build – Train - Install $7,303

	Initial Cash Outlay	Financed
CLiCS Kiosk Build Cost for Two Units per Salon		$6,000
Shipping and Installation	$400	
Training and Enrollment Costs	$500	
Canister inventory to fully load +extra	$403	
Total Installed Kiosk Cost	$1,303	$6,000

Annual Revenue and Margin

Average Salon Purchases	$43,962
CLICS Gross Margin at Scale (80%)	$35,163
Annual Service Expenses	$980

Unit Profitability

Salon Contribution/Year	$34,183
Breakeven with 3-month ramp up	3.3 Mo.
Contribution over 5-Year Life	$165,668
Return Over Lifetime	2268%



CLICS’ MARKET FOCUS

Professional Salon Hair Care 2021:

- Hair Color: $1.5 Billion U.S., $10 Billion Global
- All Categories: $4.6 Billion U.S., $18.4 Global

CLICS PRODUCT FOCUS



Hair Care
Professional Salons
Other Hair Care (Retail, Internet)
Hair Color
NOW
Shampoos
2021
Conditioners
2021
Hair Styling Products
2022
Hair Texturing Products
2023

ECOLOGY & RESPONSIBLITY

100%

…eliminates color tube & outer packaging landfill waste

50% - 75%

…eliminates traditional color's transportation carbon footprint

CLICS®

50% - 75%

…eliminates handling, re-packing materials

5 M lbs.

…eliminates color waste from precious waterways



"CLICS will save us $1000's by eliminating waste & take the guesswork out of mixing color"

Gayle Fulbright, Owner of Headlines The Salon
(Salon Today Top 200 salon 13 years running)

"CLICS is a disruptive solution for the hair color industry, partnered with a dynamic business model"

Ryan Goldman, Empire Beauty & Spectrum Salon Services



CUSTOMER DEMAND



Headlines
THE SALON



COLORCOUNTER™


AVIA

AVIA
SALON & DAY SPA


JENSEN & CO.

WAREHOUSE SALON
JENSEN & CO.
ESTABLISHED 2016



EMPIREBEAUTY
SUPPLY & SALON


salon today
Celebrating 20 Years of Success!
200

<u>$8 Million Sale Pipeline</u>

- Signed Service Contracts
- Beta Customers and Verbal Intent to Sign
- Strategic Partnerships
- Online Reservations
- Direct Sales Pipeline

THE TEAM



CHARLES BROWN

CEO

2b natural SafeNet



LEILANI MACEDO

FOUNDER & PRESIDENT

AVEDA



JEFF PLOETNER

DIR. OF ENGINEERING

ecoATM



JEFF MACEDO

MECH. ENGINEER

IGT



STU D'ALLESANDRO

SOFTWARE DEVELOPMENT

viacom CBS CORPORATION



CHRIS MUNZ

CONTROL LOGIC

CSI



RALF ZISSEL

MASTER CHEMIST

L'ORÉAL PARIS DevaCurl

STRATEGIC SUPPLIERS

FORMULAS



NORMAN RESEARCH

Award-winning chemist, Ralf Zissel, has innovated in hair color for the world's leading brands

COLOR FACTORY



C-CARE

Pharmaceutical-grade manufacturing facility with integrated pick-pack-ship service

MANUFACTURING


aqs

AQS

Dispenser manufacturing, customer direct shipping & depot maintenance

CONNECTIVITY


Lte
The Roadmap to LTE for IoT and M2M Connectivity Solutions
KORE

KORE TELEMATICS

Global IoT & M2M Telecommunications supplier

AUTO-DEBIT


svb

PAYSIMPLE

ACH debit authorization and banking services

RELAUNCH


CLICS Revenue
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$18
$676
$3,991
Q4 2019
Q1 2020
Q2 2020

Q2 Growth: 491%

CLICS HISTORIC & PROJECTED REVENUE



$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$18
$676
$3,963
$106,000
$190,000
$295,000
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

Q2 Growth: 491%

Q2 to Q3: 2,574%

Projected:

Q3 to Q4: 79%

Q4 to Q1: 55%

Note: There is no guarantee that the Company will meet its revenue projections

STEP CHANGE

Home Depot Paint Center



More Color Choice


YOUR PERFECT COLOR
GUARANTEED
EXPLORE
COLOR

Less Inventory



Digital Hair Color Studio


CLiCS

More Color Choice



Less Inventory


CLiCS

Competitor X

powered by CLICS

CLICS V2 DISPENSER

- 17” by 17” by 17”
- Holds 39 canisters
- *Ideal for salon suites*


CLICS
Touch screen to begin

VALUE CREATION EVENTS & REVENUE PLAN

Key Events:

Strategic Revenue Started

Neural Net Mathematical Certainty

CLICS COLORS™ V2

500 Salon Chain Customer Network in Process

Wefunder Program Approved

TheNextUnicornTV Selection

Net Sales	$ 3,443	$ 21,419	$ 48,217	$ 104,870	$ 199,018
Total Cost of Goods Sold	$ 1,592	$ 5,174	$ 10,426	$ 16,448	$ 30,431
Gross Profit	$ 1,851	$ 16,245	$ 37,791	$ 88,423	$ 168,587
Operating Expenses	$ 5,238	$ 15,634	$ 34,802	$ 66,397	$ 107,141
Income from Operations	$ (3,386)	$ 611	$ 2,989	$ 22,026	$ 61,446
Net Income (Loss)	$ (3,386)	$ 468	$ 2,370	$ 14,629	$ 42,089

Note: There is no guarantee that the Company will meet its revenue projections

SHAREHOLDER VALUE CREATION



CLICS Stock Price
$43.5MM
Valuation
Wefunder Offering $4.58 for first $2 million, then $5.73
$7.56
$5.73
$33MM, 24% discount
$4.58
$20MM, 39% discount
$3.66
$16MM, 52% discount
$2.16
$8MM
$1.09
$3MM
$0.40
$1MM
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
B (1/1/2016)
C1 (6/15/16)
C2 (6/15/17)
D1 Notes (6/15/18)
WeFunder $2MM
Wefunder $2MM
Third Party Valuation



THE CLICS DIFFERENCE

- Large and fragmented market
- A disruptive solution
- A new category
- Clear customer pain
- First mover advantage
- Scalable
- Low capital needs
- Potential for rapid growth
- Clear exit strategy:
  - 1-2 Years 4-6X
  - 4-5 Years 12-16X
  - Includes 20% dilution for $15 to $20 million in growth capital

Note: There is no guarantee that the Company will meet its projections

“We are committed to making L’Oréal the leader in beauty tech”
said Nicolas Hieronimus, the company’s deputy CEO, in a statement at CES 2020.





EXITS & COMPS

2018: L'Oréal buys Pulp Riot $85 million

2017: Kao buys Oribe for $400 million

2017: Henkel acquires Joico/Pravana for $485 million

2017: Ares acquires DevaCurl for $350 million

2015: L'Oréal buys Niely for $1 billion

2014: L'Oréal buys Sayuki for $150 million

2014: Henkel buys Sexy Hair for $370 million

2009: Unilever buys TIGI for $411 million

2003: Henkel buys AR Labs for $250 million

2003 Kao acquires Goldwell, amount undisclosed

2000: L'Oréal acquires Matrix, amount undisclosed

1997: Estee Lauder acquires Aveda for $300 million

1995: Henkel buys Schwarzkopf, amount undisclosed

1993: L'Oréal acquires Redken for undisclosed amount

FUNDING

Offer: $2 million in Series D1 Preferred Equity

$4.58 per share, $20 million pre

Preference AND Participation

Prior Funding:

$3.1 million in Series B Convertible Notes

$2.3 Million Series A

Investors

- Charles Brown, CLICS CEO
- Ralf Zissel, CLICS' Chemist
- Arlene Harris: Founder Greatcall
- Andrew Garman: New Venture Partners
- Tech Coast Angels
- Keiretsu Forum Angels



GLOBAL HAIR COLOR STRATEGIC SEGMENTATION

BRAND CAPABILITY	CLICS	Paul Mitchell ~$2.5B Rev. The Color	Kao $13.8B Rev. Goldwell	Estée Lauder $13.6B Rev. Aveda	Henkel $22.3B Rev. Schwarzkopf	L'Oréal $30.1B Rev. Multi Brand
Mixable Color Line	X			X		
Color Canisters	X		X			
IOT Computerized Dispensing	X					
Hair Color Eco-system	X				In Roadmap	
Shampoo & Conditioner Eco-system	X				X	

GLOBAL BEAUTY & PERSONAL CARE MARKET



Total global value for overall beauty in 2016: $444bn
Total Value Sales by Category in 2016
Market Size US$ Million
120,000
100,000
80,000
60,000
40,000
20,000
0
CAGR 2016 - 2021
12
10
8
6
4
2
0
Global Salon Hair Care COGS in 2015; $12.2 Billion
3
2
3
3
3
2
2
3
4
Skin Care
Hair Care
Colour Cosmetics
Men's Grooming
Fragrances
Oral Care
Bath & Shower
Deodorants
Baby and Child
2016
% CAGR 2016 - 2021

GO TO MARKET

DIRECT TO SALON

- Chains and independent salons
- Salon sales cycle: 7-45 days
- Chain sales cycle: 90-180 days
- Channel partners: Educators & Manufacturers Reps.

INDUSTRY FIRSTS

- Inventory auto-ordering
- Factory-direct shipping
- Purchased by the gram
- Autopay after dispensing

CONSUMER MARKETING

- Direct web sales with salon fulfillment
- Drives CLICS brand and helps salons sales

PROFESSIONAL SALON MARKET

The overall professional salon market, including retail and services in the United States is $62 billion, with salon hair color services representing $7 billion annually.

SALON TYPE	SALONS	MARKET SHARE
INDEPENDENT	82,500	82.5%
NATIONAL CHAIN	10,000	10%
NATIONAL FRANCHISE	7,500	7.5%
TOTAL	**100,000**	**100%**

LEADING CHAINS	CORP.	FRANCHISE	TOTAL
REGIS (MULTI-BRAND)	6,792	2,496	9,288
JCPENNEY	850	0	850
FANTASTIC SAM'S	0	1,120	1,120
TOTAL	**7,642**	**3,616**	**11,258**

TARGET CUSTOMERS


PRIMARY AUDIENCE
CHAIN SALONS 3+ LOCATIONS
COMMISSION SALONS 5+ CHAIRS
SALON SUITES & SCHOOLS
SECONDARY AUDIENCE
TERTIARY AUDIENCE

The average stylist buys $5,000 to $8,000 of hair color per year

PROFESSIONAL SALON REVENUE

First Half 2016 Results – Total Service Revenue +3%


Service Dollar Shares
Other goods and services, 19%
Hair coloring, 33%
Treatment, 2%
Texturizing, 2%
Styling, 5%
Combination hair services, 13%
Haircuts, 27%

303,000 salons and barbershops generating $67 billion in service revenue in 2014


Service Dollar Change – H1 2016 vs. H1 2015
Hair coloring 7%
Haircuts 3%
Styling 0%
Other goods and services -1%
Texturizing -2%
Combination Services -4%
Total 3%
-6% -4% -2% 0% 2% 4% 6% 8%

PROFESSIONAL SALON COGS


What's happening with products? (Sell In)
Sell In Data, H1 2016
Dollar Share
Hair texturizing products, 1%
Kits/ Promotions, 8%
Shampoos, 11%
Conditioners, 15%
Hair styling products and sprays, 19%
Hair coloring products, 46%
CLICS COGS Waste Savings: ~ 25%
Dollar Sales Change
Hair coloring products
11.5%
Kits/promotions
6.6%
Conditioners
5.2%
Shampoos
4.7%
Hair styling products and sprays
2.7%
Hair texturizing products
-3.5%
Total
8.1%
% Change vs. YAG

CLICS®

COLOR. CREATIVITY. TECHNOLOGY.

Wefunder Campaign


CLICS